SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02037463

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

LANOPTICS LTD.

(Translation of registrant's name into English)

1 Hatamar Street
P.O.B. 527
Yokneam 20692
ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..☑... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .☑....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Contents

Attached hereto and incorporated by reference is the press release of the registrant's subsidiary, E.Z. Chip Technologies Ltd., dated October 21, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANOPTICS LTD.

By: /s/ Dror Israel
Name: Dror Israel
Title: CFO and Corporate Secretary

Dated: October 23, 2002

Exhibit Index

Exhibit Number	Description
99.1	Press Release, dated October 21, 2002

Exhibit 99.1

EZchip Announces the NP-1c, Its Second Generation 10-Gigabit Network Processor

Expanding its NP-1 Product Family and Featuring a Two-Fold Increase in Processing Power at a 30% Price Reduction

San Jose, Calif – October 21, 2002 - EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, today announced its second-generation 10-Gigabit product -- the NP-1c -- further solidifying its leadership in the high-speed network processors market. NP-1c is manufactured with IBM's leading CU-11 0.11 micron process and will feature a two fold processing power increase and a 30% price reduction to $795 for a full-duplex 10-Gigabit network processor.

NP-1c is pin-compatible with NP-1 and is targeting a wide range of market segments including multi 1-Gigabit and 10-Gigabit Ethernet, OC-192, 4 x OC-48 and 16 x OC-12, all with a single-chip. NP-1c maintains NP-1's outstanding integration of Processing and Classification on a single chip, eliminating the need for power-hungry CAMs and SRAMs that costs hundreds and thousands of dollars, saving as much as 80% in chip-count, power dissipation and cost versus alternative solutions. NP-1c samples are scheduled for Q1 2003. EZchip will disclose information on the NP-1c at the Network Processors Conference West in San Jose, California on October 23, 2002.

"Since the introduction of NP-1 to the market we have witnessed an excellent reaction and design-win momentum from customers selecting EZchip for the huge cost reduction and extended product life-time that NP-1 is offering," said Eli Fruchter, president and CEO of EZchip. "While most of the competition is struggling with getting their first product out, we are broadening our product offering with NP-1c, our second-generation product, targeting the high-speed 10-Gigabit and OC-192 as well as multi 1-Gigabit, OC-48 and OC-12 with a single chip. Despite the current difficult market conditions, we are seeing continued growth in the number of customers that are selecting EZchip, a handful of which are large system vendors. Real paying customers that allocate engineering resources for designing EZchip based products, are a testament to customers' confidence in our long-term success and drive to become a leading player in this growing market."

"EZchip set the pace for the industry by delivering the first full-duplex 10GbE/OC-192 network processor earlier this year," said Linley Gwennap, principal analyst of The Linley Group. "While other vendors have yet to match the performance and integration of the original NP-1, the new NP-1c will deliver even more performance while reducing system cost and power."

The EZchip Advantage

Network processors are becoming the cornerstone of many new network equipment designs because they significantly reduce the time to market and development costs of new systems. EZchip's NP-1 and NP-1c bring additional value to the equipment vendors by also reducing their production costs while extending the time in market of their products. This is achieved through the unique integration of Processing and Classifying, the two main functions of network processing, onto a single NP-1 or NP-1c chip.

Unlike other network processors which require external devices for classification, namely CAMs and SRAMs, the NP-1 and NP-1c are based on EZchip's TOPcore® architecture, eliminating the need for any of these classification components. NP-1/NP-1c based solutions require only four low-power, low-cost DRAM chips for classification. Since the bit density of a DRAM chip is 30 times higher than that of a CAM chip, while its power dissipation and cost per bit are approximately 280 times and 1000 times lower respectively, NP-1/NP-1c dramatically reduce the total system chip-count, power and cost. Furthermore, network equipment based on NP-1 or NP-1c gain an extended time in market by the extensive headroom made available through the use of DRAM. New applications that often require more and larger lookup tables are supported through software updates only, without requiring the addition of any new hardware.

The advantages of NP-1 and NP-1c are clearly demonstrated in a wide range of applications, for instance support of IPv6, that vendors are implementing in the design of their next generation network products. The upsurge in IPv6 is linked to the growing shortage of available IP addresses, mainly in the Far East, and the upcoming deployment of 3G mobile networks with IP address assignment per individual wireless phone or hand-held device. The IPv6 address is four times longer than the current IPv4 address, 16 bytes versus 4 bytes, offering a virtually unlimited number of available IP addresses, however it also means that an IPv6 router's routing and session tables are approximately four times larger as well. While IPv6 processing requires no additional hardware in NP-1/NP-1c based routers, it significantly impacts the hardware required for designs based on other network processors.

For example, a 10-Gigabit interface of an IPv6 router requires a single NP-1c and four DRAM chips, same as for an IPv4 router, for a total cost of $820 and 17W power dissipation. With other network processors, the same interface would be implemented with two network processors and at least 20 (for small routers) and up to 80 additional CAM and SRAM chips producing a total cost of $3,000-$12,000 and 75W-300W power dissipation. At the same time, the EZchip-based solution provides an average of 80% headroom for growth versus alternative solutions with zero headroom. Therefore while support of new applications with NP-1/NP-1c is enabled through software updates, solutions based on other network processors would require a hardware redesign.

NP-1c Highlights

- NP-1c offers the same outstanding advantages featured in NP-1 making it the world's most integrated network processor. NP-1c reduces the total chip-count, power dissipation and cost of packet processing and classifying by as much as 80% versus alternative solutions.
- NP-1c extends time-in-market of networking equipment by offering typically 80% headroom versus other network processors solutions often with zero headroom. System vendors using NP-1c do not need to add new hardware to support applications that require new classification tables, and can accommodate these simply through software upgrades.
- Channelized SPI4.2 addresses the markets for OC-192 sub-rate applications, e.g. 4 x OC-48 and 16 x OC-12, in addition to the already addressed OC-192, multi 1-Gigabit and 10-Gigabit Ethernet applications.
- Stateful classification addresses the need from equipment vendors for increasingly high throughput when provisioning advanced services such as server load balancing, virtual private networks (VPN) and content switching. With these applications the system CPU often becomes the throughput bottleneck. NP-1c alleviates this bottleneck by offloading many CPU control tasks to the NP-1c network processor.

NP-1 and NP-1c run the same software, employ the same package and use the same pin-out for like interfaces to enable customers to easily port of their designs from one device to the other.

Availability and Pricing
NP-1c is scheduled for sampling in Q1 2003. Pricing at 10K units is $795.

About EZchip Technologies
EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing high-speed, highly integrated network processors. EZchip's breakthrough TOPcore® technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at http://www.ezchip.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2002 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.

Company Contact:
Daureen Green
EZchip Technologies, Israel
++972-4-959-6677
dgreen@ezchip.com

Editorial Contact:
Adam Mersky
Voce Communications for EZchip
Boston, MA, USA
++1-617-421-9628
amersky@vocepr.com

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